UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oscilla Power, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 6, 2009

Physical address of issuer
4240 Gilman Place West, Unit C, Seattle, Washington 98199

Website of issuer
www.oscillapower.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$674,505.00

Deadline to reach the target offering amount
March 29, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Fiscal Year Ended December 2020	**Fiscal Year Ended December 2019**
Total Assets	$552,679	$396,648
Cash & Cash Equivalents	$242,385	$145,279
Accounts Receivable	$152,252	$85,167
Short-term Debt	$546,893	$831,186
Long-term Debt	$1,192,039	$671,894
Revenues/Sales	$19,317	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0.00	$0.00
Net Income	-$88,077	-$86,485

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 17, 2021

FORM C/A

Up to $674,505.00

Oscilla Power, Inc.



Explanatory Note

Oscilla Power, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on December 22, 2020, to include audited financial statements for fiscal years 2020 and 2019, attached hereto as Exhibit A, to extend the Deadline of this raise to March 29, 2021, to increase the maximum offering amount from $139,505 to $674,505, and to update certain financial metrics of the Company.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Oscilla Power Inc., a Delaware Corporation (the "Company," "Oscilla Power," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $674,505.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the

Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500
Aggregate Maximum Offering Amount	$674,505.00	$33,725.25	$640,779.75

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will pay a commission equal to five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.oscillapower.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 17, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY

ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.oscillapower.com.

1) The Company must continue to comply with the ongoing reporting requirements until:

2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Oscilla Power, Inc. (the "Company") is a Delaware corporation, formed on August 6, 2009. The Company was originally incorporated as HSR, Inc. and changed its name to "Oscilla Power, Inc." on September 22, 2009.

The Company is located at 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company's website is www.oscillapower.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW (1 megawatt) rated Triton system, and a community-scale 100kW (100 kilowatt) rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$50,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000.00 Principal Amount
Maximum amount of Crowd Note	$674,505.00 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$674,505.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 29, 2021
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	See the description of the voting rights on page 54 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry
We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Delaware on August 6, 2009. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for food services and food service solutions. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We plan to transition to an equipment manufacturing entity after our initial product development phase is completed.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Once we transition to an equipment manufacturing entity, we intend to operate in many countries, including but not limited to the United States, India, the United Kingdom, Canada, Australia, New Zealand, South Africa, Chile, Western European Countries, Indonesia, and the Pacific Islands.

Our operations are expected to be subject to the effects of global competition and geopolitical risks. They are also affected by local demand for energy in general and renewable energy in particular, economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

In order for the Company to compete, grow and transition to a manufacturing entity, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel with new skills and may require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of or inability to attract customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our wave energy converters is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small focused developers of wave energy converters, primarily in Europe and the US, such as Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. Our assessment is that we are similarly funded and have similar resources to our major competitors. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Accordingly, if one or more of our competitors commercialize products more rapidly or effectively than we are able to, that would adversely affect our competitive position, and give those entities a first mover advantage.

We rely on other companies to provide major components and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations both during our current product development phase, as well as after we transition to becoming an equipment manufacturer. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular components and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Once we start equipment sales, we expect that customers will likely finance purchases of our products, namely wave energy converters.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates may impair customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is expected to be highly correlated with general economic conditions.

A substantial portion of our revenue will be tied to overall growth of the energy industry in general and the renewable energy industry in particular, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as environmental permitting. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, stricter enforcement of existing laws and regulations, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Balakrishnan Nair and Tim Mundon who are President/Chief Technology Officer and Vice President of Engineering respectively. The Company has employment agreements with Balakrishnan Nair, and Tim Mundon although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Balakrishnan Nair, and Tim Mundon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are currently dependent on, and in the future expect to depend on, a few major customers for a substantial portion of our net sales.

For example, during fiscal year ended December 31, 2019, the U.S. Department of Energy and State of Washington Dept of Commerce accounted for 100% percent of our net revenues. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our revenue base, a significant portion of our revenue is derived from a relatively small number of sources. Consequently, a significant loss of business from, or adverse performance by, our major revenue sources, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant government contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, we have taken our best efforts to protect our intellectual property right, however the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no absolute assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Balakrishnan Nair and Tim Mundon in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Balakrishnan Nair or Tim Mundon die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. currently, and expected to be subject to various types of taxes in the countries we choose to operate in in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

During the fiscal year ended December 31, 2019, we generated 100% of our revenues from publicly funded R&D projects at the federal and state levels.

As a result, if public funding for projects decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected. However, this is not the long-term strategy for the Company, but is rather the current focus for the development of its product.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities.

In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

Most of our project awards are determined through a competitive bidding process in which price is one of the determining factors.

We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

In some instances, including in the case of many of our current R&D contracts and expected future manufacturing contracts which may be fixed unit price contracts, we may guarantee that we will complete a project by a certain date.

Any failure to meet the contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages (the company generally avoids entering into such contracts with these liquidated damages), liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our current and future employees and others may be in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces.

Therefore, safety is one of the primary focuses of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The majority of our future revenues from equipment sales are expected to be are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts may require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We will realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we

expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on our contracts may vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- Failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;
- Contract or project modifications creating unanticipated costs not covered by change orders;
- Failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;
- Delays in quickly identifying and taking measures to address issues which arise during contract execution;
- Changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;
- Claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;
- Difficulties in obtaining required governmental permits or approvals;
- Availability and skill level of workers in the geographic location of a project;
- Citations issued by any governmental authority, including the Occupational Safety and Health Administration;
- Unexpected labor conditions or work stoppages;
- Changes in applicable laws and regulations;
- Fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and
- Mechanical problems with our machinery or equipment.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels.

Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts.

In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our future manufacturing operations may be subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water.

We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace.
As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We may bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment may require continuous maintenance, which we generally would expect to provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

Our future manufacturing operations may be subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment.
New laws and regulations, stricter enforcement of existing laws and regulations, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international

and U.S. economies and markets. The outbreak has potential to have an adverse impact on the energy industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW rated Triton system, and a community-scale 100kW rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Business Plan

We aim to ultimately bring our commercial-scale ocean wave energy device to market by utilizing an existing supplier of utility-scale power generation equipment such as General Electric Company, Siemens AG, or one of their competitors. As is currently done for utility-scale wind and solar projects, we believe that our systems will be sold to project developers, independent power producers (IPP), and electric utilities. Projects ultimately involving equipment sale to an IPP or utility will often involve the early establishment of rights and obligations between the wave energy converter supplier and a project developer.

Our ultimate target customer is the electric utility. Given the high cost of electric transmission, we are particularly focused on coastal utilities. Key coastal utilities in California, Oregon, Washington and Hawaii are our target early-adopters. We believe these areas represent a promising combination of wave energy density and gross demand for electricity in the United States. Electric utilities on the east coast, near the Gulf of Mexico, and in Alaska are also potential customers for the Triton WEC.

Outside the U.S., key target geographies for Triton's commercialization include India, the U.K., Portugal, Canada, Japan, South Africa, Australia and New Zealand. The U.K. is generally seen as a world leader when it comes to wave energy; the UK Government's Marine Energy Programme has established a set of policies across government agencies to try and enable industry to move to commercial deployment within five years. Key U.K. utilities such as Scottish Power, the Irish Electricity Services Board, EON, and Scottish & Southern Energy, as well as non-regulated clean energy providers such as Ecotricity, have been very active in the wave energy industry, investing in and setting up test beds for wave energy technology developers.

History of the Business

The Company's Products and/or Services

We are in advanced product development for two products: our Triton utility-scale 1MW rated wave energy converter and the 100kW rated Triton-C. Both products focus on harnessing the power from ocean waves into useable energy for consumers and communities.

Competition

The Company's primary competitors are Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. While ocean wave energy is a nascent market, Oscilla Power is among a handful of leading developers whose products can potentially deliver electric power at prices competitive with other renewable sources, especially when coupled with energy storage, and make inroads into the high potential ocean wave energy market. The competitive landscape is rapidly evolving.

Customer Base

We are currently in a product development phase and receive funding from the U.S. Department of Energy and the State of Washington, based on a competitive grants process. Our eventual target customers after we transition to become an energy equipment supplier will be project developers, electric utilities, and independent power providers.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue (2019)
U.S. Department of Energy	R&D/Product Development	88.0%
State of Washington Dept of Commerce	R&D/Product Development	12.0%

Intellectual Property

Patents

A list of Oscilla Power's patents are provided below. Note that design evolution over time has led to some of the earlier patents, specifically related to magnetostriction, no longer being used in the current designs of the Triton systems.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 2019/0331085 Al	Survivability of Wave Energy Convertors	A wave energy conversion (WEC) system includes a float body, a heave plate, a tether, and a controller. The tether couples the heave plate to the float body. The controller controls the tether between survivability modes. Each sur-vivability mode adjusts a tension and/or length of the tether.	10/31/2019	N/A	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,393,089 B2	Wave Energy Convertor	A wave energy converter includes a surface float including a non-axisymmetric profile, a reaction plate configured to be submerged below a water surface, and more than one flexible tether, each mechanically coupled to both the sur-face float and the reaction plate, the reaction plate having a moment of inertia in pitch and roll greater than a moment of inertia in pitch and roll of the surface float.	7/22/2016	8/27/2019	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,352,291 B2	Power Take Off System for Wave Energy Convertor	A device for generating electrical energy from mechanical motion includes a surface float and at least one force modifier disposed at least partially within the interior of the surface float, the force modifier to receive an input force at a pumping cylinder and apply a modified force to a generator through a driving cylinder. The pumping cylinder or the driving cylinder is a tandem cylinder.	9/16/2016	7/16/2019	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,941,820 B2	Force Modification System For Wave Energy Convertors	A device for generating electrical energy from mechanical motion includes a buoy housing and at least one force modifier disposed at least partially within the interior of the buoy housing. The force modifier receives an input force and applies a modified force to another component. The force modifier includes a hydraulic system and the hydraulic system includes a first hydraulic piston having a first area and a second hydraulic piston having a second area,	8/5/2016	4/10/2018	U.S.

		where the first area and the second area are not equal.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,656,728 B2	Method For Deploying and Recovering a Wave Energy Converter	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate facilitate coupling of the heave plate to the outer surface of the buoy in a transport mode.	7/24/2015	5/23/2017	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,634,234 B2	Downhole Energy Harvesting Method and Device	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between a rotor and a bearing. The magnetostrictive element is configured to experience axial strain in response to	12/18/2013	4/25/2017	U.S.

		radial movement of at least one of the rotor or the bearing with reference to the other. The electrically conductive coil is disposed in prox-imity to the magnetostrictive element. The coil is configured to generate an electrical current in response to a change in flux density of the magnetostrictive element.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,634,233 B2	Axial Loading For Magnetostrictive Power Generation	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between two connectors. The magnetostrictive element is configured to experience axial strain in response to radial movement of at least one of the connectors relative to the other connector. The electrically conductive coil is disposed in proximity to the magnetostrictive element. The coil is configured to generate	7/5/2013	4/25/2017	U.S.

		an electrical current in response to a change in flux density of the magnetostrictive element.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,438,138 B2	Magnetostrictive Devices and Systems	The device generates electrical energy from mechanical motion. The device includes at least one magnetostrictive element and at least one force modifier. The force modifier is coupled to the magnetostrictive element. The force modi-fier receives an input force and applies a modified force to the magnetostrictive element.	2/14/2014	9/6/2016	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,431,928 B2	Power Production In A Completed Well using Magnetostrictive Materials	A device for generating electrical energy from mechanical motion includes a magnetostrictive generator configured to be mechanically coupled to a power conveyance path in a well bore. The power conveyance path is configured to experience an axial force change, and the magnetostrictive generator includes at	11/6/2014	8/30/2016	U.S.

		least one magnetostrictive element that experiences a corresponding force change that results in a change in magnetic permeability in the at least one magnetostrictive element resulting, and is configured to experience a change in magnetic flux in a least one component that is electromagnetically coupled to at least one conductive coil, and the conductive coil is configured to generate electricity due to these magnetic flux changes.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO 2016/014947 A2	Method For Deploying and Recovering a Wave Energy Converter	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate fa-cilitate coupling of the heave plate to the outer surface	7/24/2015	1/28/2016	International

		of the buoy in a transport mode.			
		This patent title was originally filed within France, the United Kingdom, and Italy. Oscilla Power expanded its protection to include the entire European Union (A total of five patents have been filed under this patent title, which covers the European Union and the United States).			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,130,161 B2	Vibration Energy Harvesting Apparatus	An apparatus for harvesting energy is described. The appara-tus includes a vibration component and a moving mass. The vibration component has a first and second end and further includes a magnetostrictive material. The vibration compo-nent further includes a conduction coil wrapped around the magnetostrictive material. The moving mass is coupled to the second end of the vibration assembly. The mass is configured to move in an oscillating path in response to forces acting on the vibration energy harvesting apparatus, inducing strain on the magnetostrictive material. The strain on the magnetostric-tive material changes a magnetic property of the magneto-strictive	12/21/2011	9/8/2015	U.S.

		material, inducing electrical energy in the conduc-tion coil wrapped around the magnetostrictive material. Other embodiments of the apparatus are also described.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,065,045 B2	Apparatus For Harvesting Electrical Power From Mechanical Energy	An apparatus for harvesting electrical power from mechani-cal energy is described. The apparatus includes: a flux path. The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the mag-netic material; a magnet in the flux path, wherein a magneto-motive force of the magnet causes magnetic flux; and a com-ponent configured to transfer changes in load caused by an external source to the magnetic material.	7/3/2012	6/23/2015	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,890,376 B2	Energy Harvesting Methods and Devices, And Applications Thereof	An apparatus harvests electrical power from mechanical energy. The apparatus includes first and second load-bearing structures, a plurality of magnetostrictive elements, and an electrical circuit or coil.	1/30/2012	11/18/2014	U.S.

		The load-bearing structures experi-ence a force from an external source. The magnetostrictive elements are arranged between the load-bearing structures. The load-bearing structures transfer at least a portion of the force to at least one of the magnetostrictive elements. In this way, at least one of the magnetostrictive elements experiences the force transferred from the load-bearing structures. The force on the magnetostrictive element causes a change in magnetic flux of the magnetostrictive element. The electrical circuit or coil is disposed within a vicinity of the magneto-strictive element which experiences the force. The electrical circuit or coil generates electric power in response to the change in the magnetic flux of the magnetostrictive element.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,378,513 B2	Method and Device For Harvesting Energy From Ocean Waves	A method and device for generating electric power from ocean waves is described. The device includes at least one magnetostrictive element and at least one buoy. When the buoy is deployed in a	5/11/2011	2/19/2013	U.S.

		body of liquid subject to wave motion, the buoy remains partially submerged during normal wave motion. The buoy is coupled to the magnetostrictive element to continuously exert a varying force on the magnetostrictive element during the normal wave motion.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,378,512 B2	Wave Energy Harvester With Improved Performance	An apparatus for harvesting electrical power from hydrody-namic energy, the apparatus including a buoy or other water flotation device connected to an anchor by a tether and a magnetostrictive component having an internal pre-stressed magnetostrictive core that experiences at least a part of load changes experienced by the tether. The magnetic property of the magnetostrictive core is configured to change with changes in stress within the magnetostrictive core along at least one direction within the magnetostrictive component. The hydrodynamic energy acting on the buoy or other water flotation device results in changes in force within the tether, which in turn changes the stress within the magnetostrictive	1/28/2011	2/19/2013	U.S.

		core and consequently changes a magnetic property. The magnetostrictive component is also configured such that the change in the magnetic property will result in a change in magnetic flux, which change can be used to generate electri-cal power.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,212,436 B2	Apparatus for Harvesting Electrical Power From Mechanical Energy	An apparatus for harvesting electrical power from mechani-cal energy is described. The apparatus includes: a flux path. The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the mag-netic material; a magnet in the flux path, wherein a magneto-motive force of the magnet causes magnetic flux; and a com-ponent configured to transfer changes in load caused by an external source to the magnetic material.	1/28/2011	7/3/2012	U.S.

Governmental/Regulatory Approval and Compliance

In our current stage, we are not subject to any specific regulations beyond the broader laws and regulations affecting any Delaware-based business or any small business with operations in the State of Washington. In the performance of particular grants and contracts, we are subject to the terms of the specific contracts that we have put in place with the US Department of Energy (DOE)

or the State of Washington Department of Commerce, including the Federal Acquisition Regulations (FARs) that are provided as attachments to the DOE contracts.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company conducts business in Washington, Utah, Scotland, and India.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$33,725.25
Construction of Triton C System	95.00%	$47,500	80.00%	$539,604.00
Marketing	0.00%	$0	15.00%	$101,175.75
Total	**100.00%**	**$50,000**	**100.00%**	**$674,505**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Oscilla Power Positions & Offices	Employment Responsibilities	Education & Qualifications
Rahul Shendure	Jan 2018 - Present Chairman of the Board Aug 2009 - June 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO	Oscilla Power, Inc. Oversee company strategy Jan 2018 - Present Chairman of the Board Aug 2009 - May 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO Bellwether Bio, Inc. Oversee company strategy Dec 2015 - Present President & CEO	MBA - Harvard Business School BS, Chemical Engineering - Massachusetts Institute of Technology (MIT)
Balakrishnan Nair	June 2020 - Present Treasurer & Secretary Aug 2009 - Present President & CTO	Oscilla Power, Inc. Oversee business strategy, general management of the company's operations. May 2020 - Present President & CTO Aug 2009 - Present Treasurer & Secretary	MBA - University of Utah Ph.D. in Materials Science - the University of Wisconsin, Madison Bachelor of Technology, Metallurgical Engineering - Indian Institute of Technology
Rick Luebbe	Feb 2015 - Present Director	Oscilla Power, Inc. Oversee company strategy Feb 2015 - Present Director Group14 Technologies Oversee strategic and operation vision for company Dec 2015 - Present CEO & Founder	MBA - Stanford University BA, Biology - Cornell University
Kristin Martinez	Jan 2012 - Present Director	Oscilla Power, Inc. Oversee company strategy Jan 2012 - Present Director OneEnergy Renewables Oversees financial operations at the solar energy development company	MBA - George Washington University BS, Financial Analysis - Boston University

		Oct 2013 - Present CFO	

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in Washington and Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	15,000,000
Amount outstanding	2,339,155
Voting Rights	The majority holders of Common Stock have a right to elect three (3) Common Directors. Common Stockholders have additional rights to elect a director with the Preferred Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	28.13%

Type of security	Options *(authorized common stock reserved as part of incentive plan)*
Amount authorized	575,000
Amount outstanding	453,647
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.45%

Type of security	Warrants
Amount authorized	477,647
Amount outstanding	431,301
Voting Rights	Warrants are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Warrants are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.19%

Type of security	Series 1 Preferred Stock
Amount authorized	1,424,118
Amount outstanding	1,424,118
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred Stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.47
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	19.60%

Type of security	Series 2 Preferred Stock
Amount authorized	880,687
Amount outstanding	880,687
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $0.86
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.59%

Type of security	Series 3 Preferred Stock
Amount authorized	3,600,000
Amount outstanding	2,183,440
Voting Rights	The majority holders of Series 3 Preferred stock have a right to elect a Series 3 Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.25%

Type of security	Series 3-B Preferred Stock
Amount authorized	1,000,000
Amount outstanding	397,835
Voting Rights	Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.78%

Type of security	Convertible Notes 75% Discount Factor $12,500,000 Valuation Cap
Amount authorized	$2,000,000 principal amount
Amount outstanding	$540,000 in principal plus accrued interest
Voting Rights	N/A
Anti-Dilution Rights	N/A
Interest rate and payment schedule	8% due upon maturity or conversion of note
Describe any collateral or security	None
Maturity date	November 16, 2022
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	See below.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of at least $1 million, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $1 million, the Notes' balance and interest may convert, at the option of the majority holders, into the equity securities issued in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing.
Other material terms	Majority holders are the holders of fifty percent (50%) of the Convertible Notes issued as part of the series of similar notes.

Type of Security	Crowd Notes
Amount Issued	$395,495
Valuation Cap	$13,000,000
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Information	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) the product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap of $13 million by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$54,397.00
Interest rate and payment schedule	13.24% APR
Payment schedule	Payment is made monthly.
Other material terms	None

Type of debt	Deferred Officer Salary
Name of creditor	Oscilla Power, Inc.
Amount outstanding	$308,906.35
Interest rate and payment schedule	0% Payment is made when possible
Payment status	Not due until funds are available
Other material terms	The Company will not use funds from this crowdfunding offering to pay this debt.

Type of debt	Payroll Liabilities
Name of creditor	U.S. Treasury
Amount outstanding	$7,417.00
Interest rate and payment schedule	0% Payment is due when deferred salary is paid
Payment status	Will pay when due

Type of debt	Accounts Payable
Name of creditor	Patent Legal Fees and Consulting Services
Amount outstanding	$54,145.18
Interest rate and payment schedule	0%
Payment schedule	Payment is made when possible.
Other material terms	None

Type of debt	Payroll Protection Program (PPP) Loan
Name of creditor	WaFd Bank
Amount outstanding	$90,895.32
Interest rate and payment schedule	1%
Payment schedule	Payment is made monthly.
Other material terms	Loan deferment ended on November 1, 2020. Loan matures on May 1, 2022. Total loan amount is forgivable if borrower uses the proceeds for qualified expenses.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Notes	395,495	$395,495.00	Research and Development and General Corporate Purposes	June - November 2020	Reg CF
Convertible Notes	17	$540,000.00	General working capital, R&D, execution of company milestones	May 2016 – June 2017	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people/entities. Those are HiFunda LLC, Rahul Shendure, Paul Maskishian, Black Tip Investments, and Astrazone Ltd.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Paul Mashikian	27.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was a crowdfund offering through Microventures, where we raised $395,495 via crowd notes in June – November 2019. Prior to this raise, we conducted a $540,000 financing in May through June 2017. We are currently focusing on R&D/product development rather than generating revenue/profits. While we are not certain when or if we will generate profits in the future, and intend to devote our resources to completing the construction of and deploying our community scale and utility scale products in Hawaii and India respectively in 2020-2022, and anticipate starting to generate revenues from project developers after that.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: (i) Complete the construction of our first commercial (community-scale) prototype to be deployed in Hawaii; (ii) Obtain the necessary permits for deployment of our system in Hawaii; (iii) Continue the business development activities needed to secure local support and partial financing for deployment of our first utility-scale system in India; and (iv) Continue to maintain existing patents, prosecute pending patents, and file new patents.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as of January 2021 we have $104,892 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Grants from US DOE and State of Washington Dept of Commerce.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

We are constructing our community scale system, and as described in the use of funds, if the maximum amount is raised, we intend to allocate a majority of the proceeds to the construction and deployment of this system. Most of the funding for this activity is from the US DOE and State of Washington grants. In February 2021, we received provisional approval to move forward to the next phase of an ongoing project, which is expected to result in an additional $2.374 million in funding from the DOE. Upon official approval, we intend to leverage the additional capital to move to the deployment phase of our system.

We have informal arrangements with two of our vendors (one business consultant and one patent law firm) that they will zero out our prior balances if we continue to provide new business to them and are current in our payments for these new commitments.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $674,505 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $674,505.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 29, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $674,505 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from

Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

If a Purchaser does not cancel an investment commitment before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate

Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing
The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Related Person/Entity	HiFunda LLC
Relationship to the Company	Company solely controlled by President, Balakrishnan Nair
Total amount of money involved	$52,746
Benefits or compensation received by related person	1,068,192 shares of Common Stock 21,332 shares of Series 1 Preferred Stock
Benefits or compensation received by Company	Cash and assignment of Intellectual Property pursuant to the Intellectual Property Assignment Agreement dated as of December 15, 2009.
Description of the transaction	HiFunda LLC owns shares of Common Stock and Series 1 Preferred Stock of the Company, and holds a convertible note

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CTO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CTO
(Title)

2/17/2021
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A

Financial Statements

OSCILLA POWER, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

February 8, 2021

To: Board of Directors, OSCILLA POWER, INC.
        Attn: Balky Nair
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of OSCILLA POWER, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 8, 2021


OSCILLA POWER, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements


		2020		2019
ASSETS				
Current Assets				
Cash and cash equivalents	$	242,385	$	145,279
Accounts receivable		152,252		85,167
Other current assets		169		--
Total current assets		394,806		230,445
Fixed assets, net of accumulated depreciation		3,310		6,377
Intangible assets, net of accumulated amortization		151,642		156,905
Investment in subsidiary		2,921		2,921
Total Assets		**552,679**		**396,648**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current Liabilities				
Accounts and credit cards payable		229,812		514,106
Accrued salary payable		316,323		316,323
Other current liabilities		758		758
Total Current Liabilities		546,893		831,186
Convertible notes payable		539,980		539,980
Interest payable		172,825		131,914
PPP loans payable		90,895		--
Note payable		388,339		--
Total Liabilities		1,738,932		1,503,080
SHAREHOLDER'S EQUITY				
Common Stock (15,000,000 authorized shares of $0.0001 par; 2,339,155 and 2,315,155 shares issued and outstanding as of December 31, 2020 and 2019)		234		232
Preferred Stock (6,904,805 authorized shares; 4,886,080 and 4,886,080 shares issued and outstanding as of December 31, 2020 and 2019)		489		489
Additional paid-in capital		4,953,512		4,944,849
Retained earnings		(6,140,489)		(6,052,412)
Total Shareholders' Equity		(1,186,253)		(1,106,841)
Total Liabilities and Shareholder's Equity	$	**552,679**	$	**417,531**

<p style="text-align:center">OSCILLA POWER, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements</p>

	2020	**2019**
Revenues	$ 19,317	$ --
Operating expenses		
General and administrative, net of reimbursements	2,097,709	2,047,491
Research and development, net of reimbursements	2,441,994	447,020
Sales and marketing	105,987	2,203
Total operating expenses	(4,645,690)	(2,496,714)
Net Operating Income (Loss)	(4,626,373)	(2,496,714)
Vendor cost share reimbursement	4,331,334	769,498
Grant income	269,600	1,754,960
Other income (expense)	135	(47,631)
Interest income (expense), net	(49,904)	(50,908)
Depreciation (expense)	(224)	(3,045)
Amortization (expense)	(12,645)	(12,645)
Tax provision (benefit)	--	--
Net Income (Loss)	$ (88,077)	$ (86,485)

OSCILLA POWER, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$	# of shares	$			
Balance as of January 1, 2019	**2,315,155**	**$ 232**	**4,886,080**	**$ 489**	**$ 4,994,100**	**$ (5,965,926)**	**$ (971,106)**
Adjustments to additional paid-in capital					(49,251)		(49,251)
Net income (loss)						(86,485)	(86,485)
Balance as of December 31, 2018	**2,315,155**	**$ 232**	**4,886,080**	**$ 489**	**$ 4,944,849**	**$ (6,052,412)**	**$ (1,106,841)**
Issuance of common shares	24,000	2			8,663		8,665
Net income (loss)						(88,077)	(88,077)
Balance as of December 31, 2019	**2,339,155**	**$ 234**	**4,886,080**	**$ 489**	**$ 4,953,512**	**$ (6,140,489)**	**$ (1,186,253)**

OSCILLA POWER, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (88,077)	$ (86,485)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation and amortization	12,869	15,690
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(67,085)	144,318
(Increase) Decrease in other current assets	(169)	21,077
Increase (Decrease) in accounts and credit card payable	(284,294)	75,057
Increase (Decrease) in accrued salary payable	--	(44,000)
Increase (Decrease) in other current liabilities	--	200,115
Increase (Decrease) in interest payable	40,911	44,265
Net cash used in operating activities	(385,845)	370,037
Investing Activities		
Purchase / (release) of fixed assets	2,434	(1,916)
Costs of intellectual property	(7,382)	(139,841)
Investment in subsidiary	--	(1,520)
Net cash used in operating activities	(4,949)	(143,277)
Financing Activities		
Proceeds/(repayment) from notes payable and line of credit	479,234	(32,100)
Noncash prior period adjustment	--	(49,671)
Proceeds from common stock issuances	8,665	--
Net change in cash from financing activities	487,899	(81,771)
Net change in cash and cash equivalents	97,106	144,989
Cash and cash equivalents at beginning of period	145,279	290
Cash and cash equivalents at end of period	$ 242,385	$ 145,279

NOTE 1 – NATURE OF OPERATIONS

OSCILLA POWER, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 6, 2009. The Company operates as a leading research and development organization in the development of ocean wave technology. Upon successful completion of current research and development, the Company wishes to operate as a manufacturer in this energy market.

Since Inception, the Company is a development stage and has relied on securing loans, funding from founders and proceeds from product sales. As of December 31, 2020, the Company has incurred losses since inception. During the upcoming years, the Company is transitioning from being research and development focused to being an equipment vendor. These matters raise substantial concern about the Company's ability to continue as a going concern past its current government contracts. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and the receipt of funds from its government contracts. If the Company cannot secure additional capital, it may decide to delay projects until other funding can be secured. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in government priorities. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faces economic uncertainty due to the COVID-19 pandemic.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the

Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $242,385 and $145,279 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years. Amortization is provided using the straight-line method, based on the estimated useful life of the asset, if any.

The Company reviews the carrying value of assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company did not have any fixed assets and there was no impairment.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the accrual of services income and the Company records this revenue as the services are performed. As the Company's products become more technologically feasible, it may realize other revenue streams.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment either upon proper invoicing or within 30 day of the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $152,252 and $85,167 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a "C" corporation for US federal tax purposes. The Company filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates members of management per their compensation agreements.

Because the Company is held closely by management, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

In 2019 and in previous years, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations (the "Notes"). The notes accrue interest at the rate of 7 percent per annum. In 2020 management amended the maturity date of convertible notes occur on the second anniversary date of successful qualifying equity raise as outlined in the agreement. During 2020 and 2019, the Company has capitalized approximately $172,825 and $131,914, respectively interest related to the Notes.

These Notes convert at a ratio of 1:1 common stock and carry a discount factor of 75 percent. The notes and all accrued unpaid interest will automatically convert upon a qualified equity raise equaling $1,000,000 in proceeds. All holders have the option to convert the principal amount in addition to any unpaid accrued according to the convertible note agreements.

Additionally, in 2020, the Company borrowed approximately $90,000 in funds under the Paycheck Protection Program ("PPP") administered by the US Small Business Administration. The PPP loans are generally forgivable if specified terms of using the funds are met. The Company expects to meet these terms.

Also, in 2020, the Company received $388,339 in loan notes from a Regulation CF offering conducted on Microventures.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has common and preferred stock. The Company has 15,000,000 shares of common stock and 6,904,805 shares of preferred stock authorized.

The classes of stock have the following rights. Common stock shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of preferred stock in liquidation preference. The shares of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and may not be generating cash from operations if the Company's owner and founder was paid a market-based rate of compensation. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – VENDOR COST SHARE

In 2020 and 2019, the company received $4,331,334 and $769,498 respectively in contributions towards their cost sharing obligations and reimbursement for ongoing United States Department of Energy (US DOE) contracts from various vendors and the State of Washington. The company has five agreements currently in place with US DOE, the latest of which will expire in May 2022. These agreements are stage-gated and the company will have to meet various technical milestones and fund-raising milestones to meet cost sharing obligations in order to continue to receive funding. Per these agreements, eighty cents on every dollar the company spends on approved contracts, per the agreements, are reimbursed and recognized by US DOE.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $674,505 of Crowd Notes in a securities offering intending to be exempt from registration under Regulation CF.

The Crowdfunded Offering is being made through Microventures, a FINRA approved Regulation CF portal. Microventures is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through February 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary



MicroVentures



Company: Oscilla Power

Market: Renewable energy

Product: The Triton, a wave energy converter

Company Highlights

- Earned commitments for more than $18 million in grant funding for its novel wave energy conversion technology, with funding allocated based on matching private funding and product milestones
- Holds 22 granted patents related to technology and product design
- Designing a community-scale wave energy system (Triton-C) system for deployment at the Kaneohe Marine Corps base in Hawaii
- Earned grant funding from the National Science Foundation, the National Oceanic and Atmospheric Administration, the Washington State Department of Commerce, and the U.S. Department of Energy

EXECUTIVE SNAPSHOT

Seattle-based Oscilla Power is developing energy conversion equipment to harness the power of ocean waves. The Triton, the company's flagship wave energy converter, has undergone years of concept development, product validation, and laboratory and small-scale ocean trials to test its viability. The company holds 22 granted patents related to wave energy converter technology and product design of its wave energy system.

Oscilla Power closed a crowdfunding round with MicroVentures in November 2020 totaling $395,495. The company is opening another round aiming to raise a maximum amount of $139,505 to complete a major milestone, namely completion of construction of its first commercial-scale product –Triton C system which is targeted for deployment in Hawaii in Q1 2021.

A few of Oscilla Power's notable highlights since its inception in 2009 include the following:

- Earned $18 Million in non-dilutive grant funding, including a $1.1 million grant from the Department of Energy in August 2020.
- Received provisional approval from the DOE for new funding of up to $2.374 million in January 2021
- Awarded grant funding from prominent U.S. agencies including
  - The U.S. Department of Energy
  - The National Oceanic and Atmospheric Administration
  - The National Science Foundation
  - The Washington State Department of Commerce



PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks. If you have invested in Oscilla Power's previous campaign with MicroVentures, you will receive perks based on your cumulative investment across both campaigns.

$250+	"I Invested in Wave Energy Technology" T-shirt with Oscilla Power logo and Triton device images printed on it
$500+	Oscilla Power thermal mug with design created by a local artist
$2,000+	Virtual meeting with Oscilla Power's management team
$10,000+	Name of the investor, or other individual or company of investor's choice, recognized on a plaque that will be installed on the Triton C prototype in a prominent location on the exterior of the wave energy device
$25,000+	Private tour of Oscilla Power's Triton-C after construction is complete – this would include a tour of the Oscilla Power facility in Seattle and a meet-and-greet with the team, followed by dinner at a local restaurant with the management team; airfare (domestic economy) and two nights' hotel stay included

COMPANY SUMMARY

Opportunity

Renewable energy is projected to be the fastest growing source of electricity generation, both in the U.S. and globally.[i] Renewable energy sources are gaining support from regulatory initiatives as well as from consumers, who are becoming increasingly aware of the environmental effects of their personal energy use.[ii] In a November 2019 Pew Research survey, 77% of Americans agreed that developing alternative energy sources should be a priority over increasing U.S. production of fossil fuels.[iii]

One such renewable energy source is ocean wave energy. Within the past decade, the cumulative energy produced from wave and tidal stream energy has increased from less than 5 Gigawatt hours (GWh) in 2009 to approximately 45 GWh in 2019.[iv] For reference, 1 GWh of power is equal to what is typically produced by more than three million solar panels.[v] In addition, the U.S. Energy Information Administration estimates that the theoretical annual energy potential of waves off the coasts of the U.S. is equal to nearly two-thirds of the electricity generated in the U.S. in 2019.[vi] Further, compared to other renewable energy sources, ocean wave energy is better matched with demand geographically, seasonally, and daily in many parts of the world. For example, in the United States, coastal counties are home to over 127 million people, or almost 40% of the nation's total population, even though they cover only 10% of the nation's land area.[vii] While solar energy is not available after sunset, ocean wave energy is available 24 hours a day. Despite the vast potential of ocean wave energy, it has largely remained an untapped resource.[viii]



Founded in 2009, Oscilla Power aims to be a market leader in the ocean wave energy market. Predicated on the company's patented technology, the Triton wave energy converter is designed to facilitate low electricity costs and be competitive with other renewable sources, in part due to its excellent durability in the extremely challenging ocean environment. The company has recruited a team of Ph.D.'s and engineers with decades of clean-energy experience in the hopes of developing technology that bring its vision of affordable, ocean wave energy to communities across the world.

Product

Oscilla Power's Triton product converts the energy from ocean waves into utility-scale electricity.

Why Ocean Energy?

With water covering about 70% of the Earth's surface, ocean waves represent a large, untapped renewable energy source.[ix] In fact, wave energy has the potential to contribute 10% of the global electricity demand by 2050.[x] Wave energy can be an excellent complement to other renewables such as solar and wind, and help to add another clean, carbon-free energy source to renewable energy portfolios. One advantage of wave energy is that it is generally more predictable; it is easier to determine in advance when and how much energy can be generated from ocean waves than from other renewable sources such as wind and solar. Ocean waves originate far from shore, which helps wave propagation models offer more accurate supply predictions.

Triton

Oscilla Power's flagship product is the Triton wave energy converter. The device consists of a large surface float connected by three tendons to a submerged ring-shaped reaction structure. As surface waves move the float, it reacts against the ring-shaped structure, causing movement of drivetrains located inside the float. The Triton uses three drivetrains, one per tendon, to generate power and deliver it to the power grid through a submarine cable.

For utility-scale energy production, Oscilla Power envisions connecting multiple Triton devices in arrays to produce large amounts of grid-scale power. The company is designing various-sized Tritons that have differing energy capabilities (e.g., 1MW, 100kW and micro-scale) for specific scale use cases.









Product rendering of the Triton C System

Oscilla Power believes there are four main benefits to its Triton product:



Multi-Mode Energy Capture

Triton's three-tendon architecture was engineered to capture energy from the ocean in all modes of motion (heave, pitch, surge, roll, and yaw), facilitating power production across a wide range of wave conditions. The ring-shaped geometry of the reaction structure works to amplify this effect and increase generated power.



High-Efficiency Energy Capture and Conversion

Oscilla Power has focused on engineering an optimized surface float geometry and a high-efficiency drivetrain for energy capture with high-power quality. The hydraulic decoupling of the prime mover (surface float) and generators helps Triton's drivetrain reduce power variability and maintain a more constant power output.



Low-Cost Tow and Drop Installation
Because the Triton uses flexible tendons to connect the float to the submerged ring, the system can be installed quickly with readily available marine vessels. These self-deployment functions remove the need for specialized vessels or heavy lift equipment.



High Survivability and Reliability

Triton has been engineered to withstand the most extreme wave conditions. The system employs a validated approach to automatically submerge just below the surface when experiencing extreme storms.







The Triton being deployed via a tug-boat

Sub-Scale Triton submerging under extreme wave conditions to reduce structural loads





Intellectual Property

Oscilla Power has earned 22 granted patents related to wave energy conversion technology, wave energy system design, and its energy conversion process. The company will continue to invest in research and development and legal fees to further develop its intellectual property portfolio.

Use of Proceeds

Minimum Raised

Oscilla Power aims to raise a minimum of $50,000 in this crowdfunding offering. The company plans to allocate 5% of the funds to intermediary fees and the remaining 95% toward construction of the Triton-C System.

Maximum Raised

Oscilla Power aims to raise a maximum of $674,505 in this crowdfunding offering. The company plans to allocate 5% toward intermediary fees, 15% toward advertising and marketing the campaign, and the remaining 80% toward construction of the Triton C-System.





Construction of the Triton-C System	Campaign Marketing and Advertising
These funds will be specifically allocated toward the development of the 100kW Triton-C.	Campaign marketing funds will be used to hire and consult marketing professionals with the goal of maximizing the crowdfunding offering.

Intermediary Fees
Oscilla has earmarked a portion of funds from this raise toward intermediary fees from the campaign.

Product Roadmap

Oscilla Power has a detailed five-year development, demo, and commercialization roadmap for its Triton product. Major milestones are shown on the chart, with an explanation of key highlights below.





- **2021:** Throughout 2021, Oscilla Power will continue to focus on demonstrating its Hawaii prototype, as well as on scaling prototype construction and testing for the 1MW Triton.
- **2022:** In 2022, the prototype demonstration in Hawaii is anticipated to conclude, and Oscilla Power hopes to initiate commercial deployment and commercial sales of its 100kW Triton product. Also, at this point, the company intends to start the engineering design for the 1MW Triton for projects in India, the next region it has targeted for rollout.
- **2023:** The company hopes to complete construction of a 1MW pre-commercial Triton for Indian projects and deploy the system as a revenue-generating, grid-connected project in India.
- **2024:** Oscilla Power aims to continue the Triton product demonstration throughout the year and start commercial sales of 1MW Triton systems to project developers.
- **2025:** The company plans to focus on the commercial sale of its 1MW Triton product throughout the year.

Business Model

Oscilla Power intends to sell its Triton wave energy converter ("WEC") power generation equipment to energy project developers such as Tradewind, EON, and Enel. Energy project developers aid in the development and management of energy production sources. These types of companies purchase energy equipment, plants, or other energy-generating sources and then operate the purchased assets and sell them to utility or commercial customers. Oscilla aims to sell its equipment at an average selling price of $2.5 million per 1MW unit to these energy project developers.

USER TRACTION

Grant Funding

Oscilla Power has received commitments for over $18 million in non-dilutive funding through federal grants to continue to develop and deploy its novel wave energy converter technology. The company has received this funding from leading organizations, including the National Science Foundation, National Oceanic and Atmospheric Administration, the Washington State Department of Commerce, and the U.S. Department of Energy (DOE). In August 2020, the company was awarded $1.1 million in a grant award from the DOE. More recently in January 2021, the Oscilla received provisional approval to move forward to the deployment phase of the Triton system, which is expected to result in an additional $2.734 million in grant funding. Funding from these agencies is dependent upon successful completion of development milestones, such as successfully deploying the community-scale Triton project in Hawaii.

Leading energy organizations that have funded Oscilla include:

   






Deployment

The upcoming community-scale deployment (100kW) at the Kaneohe Marine Corps in Hawaii is Oscilla Power's largest project to date. All detailed engineering has been completed, and the wave energy converter float and drivetrain are currently in the construction phase. Oscilla has received provisional approval for an additional $2.374 million in non-dilutive funding from the DOE. Upon official approval, Oscilla anticipates moving towards the deployment phase. Looking ahead, Oscilla Power hopes that this deployment will serve as a proof-of-concept product for other small communities along the U.S. Pacific Coast, Alaska, Hawaii, and remote islands. This project is funded by the U.S. Department of Energy.[xi]



The community-scale Triton C being constructed for deployment at the Kaneohe Marine Corps in Hawaii

HISTORICAL FINANCIALS

To date, Oscilla Power has only generated grant revenue and vendor cost reimbursements. These funds have been used to design, build, and test its technology in the ocean. Project partners, such as renewable energy organizations and government departments, are helping to support the advancement and commercialization of wave energy converters. Grant and project funding is generally delivered in tranches (portions of the funding at a time) based on project task completion, testing, and outside funding milestones.

In 2020, Oscilla Power has incurred about $4.7 million in total expenses. Expenses have increased in 2020 as the company has increased spending on research and development in relation to its community-scale deployment in Hawaii. In 2019, the company experienced ~$2.5 million in expenses, up from 2018 when the company incurred ~$1.7 million in total expenses. In 2017, Oscilla Power had $866,831 in expenses. The change in expenses over the last few years can be seen in the Expenses graph below.





A breakdown of expenses in 2019 is as follows:





A breakdown of expenses in 2018 is as follows:



In 2020, Oscilla Power generated $141,148 in net income from grant income, cost reimbursements, and special projects. The graph below shows net income by quarter from Q1 2017 through Q4 2020. The net income spike in Q1 2020 can be attributed to increased revenue from cost reimbursements and decreased costs relating to outside services, which included the hiring of a key contractor as a full-time employee and shifting focus from design to construction of the Triton C.

As shown in the graph, net losses decreased in 2019, when the company incurred a net loss of $86,485, compared to a net loss of $444,635 in 2018. As of January 2021, the company had $104,892 in cash assets.





Renewable Energy

According to the Secretary General of the United Nations, António Guterres, the world is currently "way off track" to meet the goal of keeping global average temperatures below 2 degrees Celsius above pre-industrial levels, which was set by the Paris Agreement.[xii] Despite changing energy consumption patterns throughout the world toward renewable sources, energy generation by fossil fuels such as coal, oil, and gas continue to dominate in terms of generation and consumption. In 2019, the world consumed 84% of total energy from fossil fuels. Renewable energy sources accounted for 11% of total consumption.[xiii] The chart below shows the breakdown of energy consumption by source, from 1965 through 2019.





In 2019, the U.S. generated 728 billion kilowatt hours (kWh), or 17.5% of total electricity generation, from renewable energy sources, such as wind, biomass, solar, and hydropower.[xiv] Despite fossil fuel's dominance as the leading energy source with over 62% of total energy generation,[xv] renewable sources have experienced favorable demand from most market segments as overall consumer sentiment remained positive. Renewable energy consumption by residential and commercial customers increased 6% and 5%, respectively, while industrial consumption declined slightly by 3% through June 2019 compared to the previous year.[xvi]



Renewable energy sources are expected to experience increasing demand from the consumer sector along with favorable tax policy incentives for producers and investors in the industry. For example, renewables are gaining support as consumers become more conscious about the environmental effects of energy use.[xvii] According to a research study by Pew Research in November 2019, 77% of Americans agree that developing alternative energy sources such as wind, solar, and hydrogen power should be a priority over increasing U.S. production of fossil fuels.[xviii] Regulators also have put in place tax credits for producers and investors within the renewables sector. The Producer Tax Credit (PTC) and Investor Tax Credit (ITC) allow for tax liability reduction for producers and investors, respectively. According to Abigail Hopper, president and CEO of the Solar Energy Industries Association (SEIA), these tax credits have generated hundreds of thousands of jobs and injected more than $140 billion in private investment into the economy.[xix]

Wave and Tidal Energy

Wave energy devices capture the kinetic and potential energy of ocean waves to generate electricity.[xx] In the effort to support decarbonization efforts, governments across the globe are showing interest and supporting wave energy by setting ocean energy producing goals to help limit global warming. Global tidal and wave energy require significant cost reductions before they can compete with other low-carbon technologies. For example, The European Strategic Energy Technology (SET) Plan aims to demonstrate deployment of ocean energy at commercial scale and to drive down costs, aiming for Levelized Cost of Energy (LCOE) targets of 0.1€/kWh and 0.15 €/kWh in 2030 for tidal stream and wave, respectively.[xxi] A standard device has yet to be designed to capture wave energy, unlike the well-known three-bladed wind turbine design, and it is expected that private companies will develop a number of geographically-specific devices for optimal wave energy capture in various areas around the world.[xxii]

The global wave and tidal energy market is projected to grow from $4 billion in 2019 to $21.65 billion by 2027, representing a compounded annual growth rate (CAGR) of 23.5%.[xxiii] Within this past decade, the cumulative energy produced from wave and tidal stream energy alone has increased from less than 5 GWh in 2009 to approximately 45 GWh in 2019.[xxiv] The main driver propelling the wave and tidal market will continue to be government support in the form of subsidies for wave and tidal projects. Although the technology in the market is relatively immature compared to solar and wind technology, and funding is limited, wave and tidal energy supply is reliable compared to other renewable sources, since its sources are predictable and consistent.[xxv]

Venture Financing

Venture capital financings in CleanTech companies from 2010 to 2020 has seen $104.2 billion invested across 18,535 deals.[xxvi] The graph below shows the change in funding amounts and deal counts over these last 11 years. Additional highlights include:

- Deal count peaked in 2019 with 2,295 total deals
- Capital invested peaked in 2020 with $20.11 billion invested during the year, a 25% increase from 2019
- From 2015 to 2020, capital invested in CleanTech increased at a 30.22% CAGR
- On average, deals have been increasing in amount since 2015, growing from $2.9 million per deal in 2015 to $11 million per deal in 2020





Capital Invested and Deal Count in the CleanTech Industry, 2010 - 2020

Source: PitchBook Data, Inc.

COMPETITORS

Carnegie Clean Energy (ASX: CCE): Carnegie is pursing wave energy solutions through its CETO technology. CETO leverages a submerged buoy that moves with the ocean's waves to convert motion in electricity. The first product deployed using Carnegie's technology is the CETO 6, which incorporates the company's intellectual property to reportedly boost power production and unit efficiency.[xxvii] Currently, the company is using its technology on the Garden Island Microgrid in Western Australia. Past projects have been completed throughout Australia and the U.K.[xxviii]

Wello: Finland-based Wello is a developer of wave energy converters. The company's Penguin product uses the power of the ocean to create energy and directly convert that energy to the grid. The comprehensive Penguin product suite includes design, licensing, control software, and a knowledge base that site developers and offshore technology providers can purchase. The company reports two ongoing projects, with one taking place in Scotland and the other in Indonesia. Wello raised over €1.5M in an equity crowdfunding round in May 2019.[xxix]

CorPower Ocean: Founded in 2009, CorPower Ocean uses point absorber type wave energy converters to capture the motion and energy of incoming waves. The company believes that it can capture waves more efficiently by connecting the wave energy converter buoys to the seabed with its tensioned mooring system. By doing this, the company hopes that its novel technology can be more structurally efficient.[xxx] Investors in the company include InnoEnergy, the Swedish Energy Agency, Wave Energy Scotland, Almi Invest, and others.[xxxi]

OceanEnergy: OceanEnergy's mission is to harness the power of the ocean to deliver wave energy to provide utility scale power. The company has four products: the OE 12 Buoy, 35 Buoy, 50 Buoy, and Air Turbine. The Buoy products are wave energy converters that absorb energy from ocean waves to transform wave power into air power. The pressurized air then rotates a turbine to generate electricity. The company started a launch sequence with its 35 Buoy product at a site in Portland, Oregon.[xxxii]


CalWave: Founded in 2012, CalWave has developed a patented wave energy converter to product electricity and freshwater from the renewable power of the ocean waves. The company's product is submerged so it doesn't collide with boats or sea life, as well as providing enhanced survivability benefits from heavy storms. Additionally, CalWave's product uses a modular design, which the company hopes can scale for desired output power capacities more easily. To date, the company has earned awards from the Department of Energy and the Thiel Foundation Breakout Labs.[xxxiii]

EXECUTIVE TEAM



Balky Nair, Ph.D., Co-Founder and President: Dr. Balky Nair has been serving as president and CTO of Oscilla since he co-founded the company. Dr. Nair has over a decade of experience developing cleantech-related materials, devices, and systems.[xxxiv] He also serves as president for HiFunda LLC, which developed new technologies for the materials science, ceramics, multilayer devices, clean technologies, and catalysis markets. Prior to co-founding Oscilla, Dr. Nair was president and CEO of EmiSense, which generates emission sensors, before it was acquired by Coorstek in 2008. Dr. Nair holds an MBA from the University of Utah, a Ph.D. in Materials Science from the University of Wisconsin-Madison, and a Bachelor of Technology in Metallurgical Engineering from the Indian Institute of Technology in Mumbai, India.[xxxv]



Tim Mundon, Ph.D., Vice President of Engineering: Dr. Tim Mundon joined Oscilla Power in 2013 and has 20 years of experience working within the marine renewables field, with a particular focus on wave energy.[xxxvi] He is responsible for the execution of research projects and technology development, which includes the development of the Triton wave energy converter (WEC). Dr. Mundon is also an Affiliate Assistant Professor at the University of Washington's Mechanical Engineering Department, where he provides guidance to graduate students and conducts research into marine renewable energy systems. Dr. Mundon holds a Ph.D. in Wave Energy from the University of Edinburgh and a Bachelor of Engineering in Electrical and Electronic Engineering from Cardiff University. He also holds a Chartered Engineer and a Chartered Marine Engineer certification from the Institute of Marine Engineering, Science, and Technology.[xxxvii]

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MicroVentures



Rahul Shendure, Co-Founder and Board Chair: Rahul Shendure co-founded Oscilla Power in 2009 and is currently serving as Board Chair for the company. While serving as Board Chair, Shendure also co-founded and previously served as CEO for Bellwether Bio, a cancer diagnostics technology company, which was acquired by Guardant Health (NASDAQ: GH) in 2019.[xxxviii] Prior to co-founding Oscilla, Shendure was vice president of product marketing for Amyris (NASDAQ: AMRS), a synthetic biology company spun out of UC Berkley, where he was responsible for corporate strategy, product strategy, cost modeling, and government affairs. Shendure holds an MBA from Harvard Business School and a bachelor's of Science in Chemical Engineering from Massachusetts Institute of Technology (MIT).[xxxix]

PAST FINANCING

Equity capital has gone toward research and development, product testing, and other general business-related functions. The non-dilutive grant funding has also gone toward Triton construction, prototyping, and development.

Round	Date	Amount	Security Type	Price Per Share	Interest Rate	Discount Rate	Valuation (Cap)
Reg CF	Nov-20	$395,495	Crowd Note	N/A	N/A	20%	$13M
Bridge Round	2016-2017	$540k	Convertible Note	N/A	8%	25%	$12.5M
Series 3B	Aug-15	$405k	Series 3B Preferred Stock	$1.70	N/A	N/A	$12.4M
Series 3	Dec 13-Dec 14	$935K	Series 3 Preferred Stock	$1.01	N/A	N/A	$6.8M
Series 2	Mar-13	$750K	Series 2 Preferred Stock	$0.86	N/A	N/A	$3.9M
Series 1	Oct-11	$565K	Series 1 Preferred Stock	$1.37	N/A	N/A	$5M

Note that the above chart does not include Oscilla Power's non-dilutive, grant funding

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $139,505
Discount Rate: 20%
Valuation Cap: $13 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $13 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Fast Company: Could Wave Power be the Next Boom in Renewable Energy?
The Economist: Waving Good Buy?
Bloomberg: This Device Could Provide a Third of America's Power
Benzinga: Waves are Surging to the Forefront of Sustainable Energy
Renewable Energy Magazine: Oscilla Aims to Deliver Cost Competitive Power with its Triton Wave Energy Systems
Off Grid Energy Independence: Oscilla Power to Demonstrate Utility-Scale Ocean Wave Energy in India



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.c2es.org/content/renewable-energy/

ii https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

iii https://www.pewresearch.org/science/2019/11/25/u-s-public-views-on-climate-and-energy/

iv https://www.smart-energy.com/renewable-energy/global-ocean-energy-has-risen-ten-fold-in-a-decade-report/

v https://www.energy.gov/eere/articles/how-much-power-1-gigawatt

vi https://www.eia.gov/energyexplained/hydropower/wave-power.php

vii https://coast.noaa.gov/states/fast-facts/economics-and-demographics.html

viii https://www.fastcompany.com/90335319/could-wave-power-be-the-next-boom-in-renewable-energy

ix https://www.usgs.gov/special-topic/water-science-school/science/how-much-water-there-earth

x https://cleantechnica.com/2017/06/28/wave-power-contribute-10-global-electricity-demand-2050/

xi https://www.energy.gov/eere/water/project-profile-demonstration-advanced-multi-mode-point-absorber-wave-energy-conversion

xii https://www.smart-energy.com/industry-sectors/energy-efficiency/planet-is-way-off-track-to-meet-climate-change-goals-says-un-chief/

xiii https://ourworldindata.org/energy

xiv https://www.eia.gov/tools/faqs/faq.php?id=427&t=3

xv https://www.eia.gov/tools/faqs/faq.php?id=427&t=3

xvi https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

xvii https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

xviii https://www.pewresearch.org/science/2019/11/25/u-s-public-views-on-climate-and-energy/

xix https://reason.com/2019/12/19/congress-budget-deal-kills-solar-industry-tax-credits/

xx https://www.iea.org/reports/tracking-power-2019/ocean-power

xxi https://setis.ec.europa.eu/system/files/set_plan_ocean_implementation_plan.pdf

xxii https://www.iea.org/reports/tracking-power-2019/ocean-power

xxiii https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html

xxiv https://www.smart-energy.com/renewable-energy/global-ocean-energy-has-risen-ten-fold-in-a-decade-report/

xxv https://www.psmarketresearch.com/market-analysis/wave-and-tidal-energy-market

xxvi PitchBook Data, Inc.; Downloaded March 19, 2020

xxvii https://www.carnegiece.com/technology/

xxviii https://www.carnegiece.com/projects/



[xxix] https://www.crowdfundinsider.com/2019/04/146869-update-finnish-clean-energy-company-wello-surpasses-e1-5-million-during-final-days-on-invesdor/

[xxx] http://www.corpowerocean.com/technology/

[xxxi] http://www.corpowerocean.com/about-us/

[xxxii] https://www.opb.org/news/article/portland-manufacturing-company-vigor-wave-energy-device/

[xxxiii] https://calwave.energy/

[xxxiv] https://oscillapower.com/company/

[xxxv] https://www.linkedin.com/in/balkynair/

[xxxvi] https://oscillapower.com/company/

[xxxvii] https://www.linkedin.com/in/tim-mundon-136b4618/

[xxxviii] https://www.genomeweb.com/molecular-diagnostics/guardant-health-acquire-bellwether-bio

[xxxix] https://www.linkedin.com/in/shendure/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oscilla Power, Inc.
4240 Gilman Place West, Unit C
Seattle, WA 98199

Ladies and Gentlemen:

The undersigned understands that Oscilla Power, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $674,505.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated February 17, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on March 29, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

    Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4240 Gilman Place West, Unit C Seattle, WA 98199 Attention: Balakrishnan Nair
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Oscilla Power, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

Oscilla Power, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oscilla Power, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $13 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is March 29, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $674,505 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c.   **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d.   **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e.   **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f.   **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g.   **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h.   **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i.   **Closing Procedures**. Investor funds can be released to the Company if the Target CF Minimum is reached on or before the Offering Deadline.

j.   **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck



OSCILLA power™

Unlocking the Potential of
Ocean Wave Energy



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Unlocking the Potential of Wave Energy

Oscilla aims to offer one of the first commercially attractive ocean wave energy convertors = low cost + high efficiency + survivability

- Global wave energy market projected to reach $21.65 Bn by 2027, representing a CAGR of 23.5% from 2019-2027[1]

- Engineered to create high energy production via multi-mode energy capture and high-efficiency conversion

- Designed to facilitate low-cost manufacturing in low-cost locations

- Patented submersible design was constructed for extreme survivability and continuous power generation

Raising funds to enable community-scale & utility-scale demonstrations

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html








Company Overview

- Founded in 2009

- HQ and lab in Seattle, WA, USA

- Over $18 Million in non-dilutive grant funding commitments

- 2016 DOE Wave Energy Challenge prize finalist[1]

- Funding agencies include:






Source: https://www.energy.gov/eere/water/articles/us-department-energy-s-wave-energy-prize-announces-finalist-teams





Experienced Management Team



Dr. Balky Nair

CO-FOUNDER/PRESIDENT
Experience with cleantech startups

   

PhD

BTech



Rahul Shendure

CHAIRMAN/BOARD OF DIRECTORS
Experience with energy startups and business development

   

MBA

BS



Dr. Tim Mundon

VP, ENGINEERING
Extensive wave energy technology experience

   

PhD Wave Energy

BEng Elec. Eng.

Problem: Limitations to Renewable Energy Adoption



- Potential issues with wind and solar:

  - Poor utilization

  - Supply intermittency

  - Supply/demand mismatch

  - Poor predictability

Source: https://25waves.weebly.com/why-wave-power.html

Ocean Wave Energy Conversion

Massive global resource



~2 TerraWatt global wave resource

Source: https://www.wavewaterworks.com/2019/12/21/renewable-energy-resource/

Peaks when other renewables are low



Source: https://books.google.com/books?id=ruCsDwAAQBAJ&pg=PA286&lpg=PA286#v=onepage&q&f=false

- Complements Solar & Wind
- Extremely predictable

Source: https://25waves.weebly.com/why-wave-power.html

Conventional wave energy power generation is expensive

Source: https://eandt.theiet.org/content/articles/2019/02/cheap-wave-energy-machine-promises-low-cost-electricity-for-100-households-per-unit/



Our Solution: OPI Triton Wave Energy Converter (WEC)

 

- Engineered for:

  - High-efficiency energy capture from waves

  - High-efficiency conversion to electrical energy

  - Design suitable for low-cost manufacturing

  - Survival in the most extreme storm conditions

  - Simple & low-cost installation approach

  - Minimal environmental impact



















Technology Development

Laboratory Testing and Validation

TRITON

1/30th scale
survival testing

1/60th scale
concept
development

MAINE

1/20th scale
performance
testing

Small Scale Ocean Testing

OSCILLA
power

TDUI ocean test
U.S. East coast

OSCILLA

TDU2
ocean test
U.S. East coast

Large scale ocean testing

Triton C 100 kW
ocean test, U.S. Hawaii

Department of Energy-Funded Deployment in Hawaii

- Community scale (100 kW) system
  - Designed for small communities on the U.S. West coast, Alaska, Hawaii, and remote islands
- Key Project partners:[1]

Glosten | NREL NATIONAL RENEWABLE ENERGY LABORATORY | JANICKI INDUSTRIES | SE Sea Engineering, Inc.

- Status:
  - Float and drivetrain construction being completed
  - Provisional approval received from DOE to proceed to deployment phase (with additional $2.374 M in additional funding)
  - System deployment expected: Q2 2021


ISO 1-6A
TRITON-C SURFACE FLOAT DECK PLATE REMOVED
NTS

Test location:
Kaneohe Bay (Hawaii)









Source: https://www.energy.gov/eere/water/project-profile-demonstration-advanced-multi-mode-point-absorber-wave-energy-conversion



Business Model

Sub-component suppliers → *Sub-components* → **Oscilla Power** → *Power Generation Equipment (WECs)* → **Energy Project Developers** → *Electric Power* → **Corporates or Utilities**

Oscilla Power anticipates selling Triton wave energy converter power generation equipment at $2.5 Million per 1 MW unit to energy project developers.

Triton – Development, Demo, & Commercialization Plan

TRITON-C
Community-Scale Wave Energy

TRITON
Utility-Scale Wave Energy

Triton Wave Energy Architecture Concept Development

Triton-C System design

Triton-C System Construction

Triton-C Prototype Demonstration (US Navy – Hawaii)

100 kW Triton-C Community-Scale Commercial Deployment & Commercial Sales

Triton 1 MW Utility-Scale Design Development

Triton 1 MW 1:6 Prototype Scale Design

Triton 1 MW 1:6 Prototype Scale Construction & Testing

1 MW Triton (Commercial Scale) Design (India)

1 MW Triton (Commercial Scale) Construction & Demonstration (India)

1 MW Triton Utility-Scale Commercial Sales

Now

2014 - 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025



Funding Round











- Complete construction and deploy first commercial-scale unit: Community-scale Triton C system in (Hawaii)

- Continue world-wide patent protection and further research and development

- Campaign marketing

Oscilla Power aims to sell the first commercially attractive ocean wave energy system within a subset of the broader ocean wave energy market, a projected $21.65 Bn market by 2027

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html

Risk Disclosures



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures



Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay] The total theoretical wave energy potential on the world's shorelines is about 32,000 Terra-Watt hours - that's more than the world's total electricity consumption.

[Disclosure]

1. O. Edenhofer et at., "Theoretical Wave Energy Potential," in Renewable Energy Sources and Climate Change Mitigation Special Report of the Intergovernmental Panel on Climate Change. Cambridge University Press, 2011, p. 604
2. International Energy Agency, Data & Statistics: CO2 emissions from electricity generation factors, World 2000-2017, Retrieved 06/05/20.

Oscilla Power aims to bring the first commercially viable, ocean-wave energy systems to market.

[Text Overlay] Tim Mundon VP of Engineering – Oscilla Power

Oscilla Power is developing the Triton and the Triton-C wave energy devices. The Triton works by extracting energy in all modes of motion. Waves move the surface float of the Triton, which generates power inside three separate power takeout units. We can combine those together to be able to create more constant power. We spent a lot of time really getting the shape just right so that it moves as much as possible in ocean waves.

[Text Overlay] Brian Rosenberg Hydrodynamicist – Oscilla Power

[Disclosure] Statement refers to first prototype of the Triton C.

Because the Triton is the first of its kind, we've spent several years completing two types of analysis to understand how the device performs. We start out with a numerical model of the device. We then build small, physical prototypes of the device and test them in the laboratory.

[Text Overlay] Full-Scale Construction Seattle, WA

[Text Overlay] Kate Stinson Engineering Project Manager – Oscilla Power

In wave energy, we have the opportunity to solve problems by providing reliable and sustainable energy to coastal communities.

[Disclosure] No wave energy projects greater than 10 MW have been deployed anywhere in the world.

Wave energy is a really important part of the energy mix because it's complimentary to solar and wind. By mixing these three renewables together, we're able to significantly increase the amount of renewables that we can put onto the grid.

Wave energy has never been commercially applied at a meaningful scale before and we want to be the first people to do that.

Your investment will help us to construct and test the Triton C, our first commercial wave energy device. This will help us to reduce the cost of ocean energy and make a cleaner environment.

With your help in our fundraising campaign, we hope to be generating power in Hawaii by early next year.

Thank you for watching.

[Company Logo and Trademark on Screen] Oscilla power

Sources:

1. https://books.google.com/books?id=AjP9sVg01zoC&pg=PA504&lpg=PA504&dq=total+g lobal+incident+wave+energy+TWh&source=bl&ots=p 6VX-eRGO&sig=ACfU3U1DrVmD5z_Nbu3hygy1bn0KvX9TJA&hl=en&sa=X&ved=2ahUKE wj 4n7bc79XpAhWCVs0KHYZcAsgQ6AEwFHoECAgQAQ#v=onepage&q=total%20global % 20incident%20wave%20energy%20TWh&f=false
2. https://www.iea.org/data-and-statistics?country= WORLD&fuel= Electricity%20and%20heat&indicator=Electricity% 20co nsumption